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                         April 11, 2024

       Jenny Robertson
       Chief Legal and Business Officer
       Lexeo Therapeutics, Inc.
       345 Park Avenue South , Floor 6
       New York , New York , 10010

                                                        Re: Lexeo Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 9, 2024
                                                            File No. 333-278566

       Dear Jenny Robertson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Megan Baier